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08032370

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2008
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Capital Services, Inc.

OFFICIAL USE ONLY
124658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Post Street, Suite 2700
(No. and Street)

San Francisco (City) CA (State) 94104-5231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn 877-839-3224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/21/08

SEC 1410 (08-02)

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OATH OR AFFIRMATION

I, Brian Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Capital Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Dinah L Szander, Notary Public

Notary Public

DINAH L. SZANDER
COMM. 1715474
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Jan. 8, 2011

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Capital Services, Inc.
(formerly Aquillian Investments, Inc.)

Financial Statements

and Supplemental Information

Years ended December 31, 2007 and 2006

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Board of Directors
Growth Capital Services, Inc. (formerly Aquilllan Investments, Inc.)

We have audited the accompanying statement of financial condition of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the management of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.). Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.) as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.) presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.) fairly stated the supplemental information in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 15, 2008

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Statement of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$360,602	$ 22,545
Commissions receivable	107,877	77,373
Prepaid expenses	4,640	–
Total current assets	473,119	99,918
Property and equipment, at cost	616	–
Accumulated depreciation	–	–
Property and equipment, net	616	–
Total assets	$473,735	$ 99,918
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$288,250	$ 8,100
Commissions payable	32,907	33,837
Income taxes payable	6,344	800
Total current liabilities	327,501	42,737
Total liabilities	327,501	42,737
Stockholders' equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 7,583,945 shares issued and outstanding (2006 - 4,294,123)	361,301	371,301
Retained earning (accumulated deficit)	(215,067)	(314,120)
Total stockholder's equity	146,234	57,181
Total liabilities and stockholders' equity	$473,735	$ 99,918

See accompanying notes.

See accompanying notes.

Growth Capital Services, Inc.
(formerly Aquililan Investments, Inc.)
Statement of Operations
Years ended December 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$758,770	$218,927
Consulting	60,750	21,600
Interest and other	37,420	3,186
Total revenue	856,940	243,713
Expenses		
Commissions	252,091	123,392
Consulting	48,300	9,000
Salaries and administration	40,749	35,935
Brokerage and compliance	6,823	6,403
Communications	1,351	3,391
Contributions	–	3,484
Occupancy	12,000	10,200
Professional fees	12,439	4,982
Research	370,000	–
Taxes and licenses	777	30
Travel and reimbursable	5,207	1,339
Interest	206	271
Total expenses	749,943	198,427
Net income before income taxes	106,997	45,286
Income taxes	7,944	800
Net income	$ 99,053	$ 44,486

See accompanying notes.

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Statement of Changes in Stockholders' Equity
Years ended December 31, 2007 and 2006

	Common stock		Retained earnings (Accumulated deficit)	Total stock-holders' equity
	Shares	Amount		
Balances, December 31, 2005	7,764,723	$366,301	($358,606)	$ 7,695
Capital contributions	–	30,000	–	30,000
Repurchase stock	(3,470,600)	(25,000)	–	(25,000)
Net income (loss)	–	–	44,486	44,486
Balances, December 31, 2006	4,294,123	371,301	(314,120)	57,181
Stock issued	3,492,518	–	–	
Repurchase stock	(202,696)	(10,000)	–	(10,000)
Net income (loss)	–	–	99,053	99,053
Balances, December 31, 2007	7,583,945	$361,301	($215,067)	$146,234

See accompanying notes.

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Statement of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 99,053	$44,486
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in current assets and liabilities		
Commissions receivable	(30,504)	(77,373)
Prepaid expenses	(4,640)	–
Accounts payable and accrued liabilities	280,150	8,100
Commissions payable	(930)	33,837
Income taxes	5,544	800
Net cash provided (used) by operating activities	348,673	9,850
Cash flows from investing activities		
Purchase of property and equipment	(616)	–
Net cash provided (used) by investing activities	(616)	–
Cash flows from financing activities		
Capital contributions	–	30,000
Repurchase stock	(10,000)	(25,000)
Net cash provided (used) by financing activities	(10,000)	5,000
Change in cash and cash equivalents	338,057	14,850
Cash and cash equivalents,		
Beginning of year	22,545	7,695
End of year	$360,602	$22,545
Supplemental information		
Cash paid for interest	$ 206	$ 271
Cash paid for taxes	$ 2,400	$ –

See accompanying notes.

Growth Capital Services, Inc.
(formerly Aquillian Investments, Inc.)
Notes to Financial Statements
December 31, 2007

Note 1 – Basis of presentation

Basis of presentation
Aquillian Investments, Inc. (Company) incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Since July 2007, the Company has been subject to regulation by the Financial Industry Regulatory Authority (FINRA), the regulatory agency for the NASD and other stock exchanges and approved by the SEC.

In January 2005, the Company received approval for a name change from ProgressiveTrade Securities, Inc. to Aquillian Investments, Inc.

On December 15, 2006, the Company purchased all the common stock held by its largest stockholder for $25,000.

In January 2007, the Company changed its name to Growth Capital Services, Inc. In addition, the Company and a newly formed entity, Aquillian Investments, LLC, are related through some common ownership and management.

During the year ended December 31, 2007, through a series of transactions, the largest stockholder of the Company increased his ownership percentage from approximately 47% to 95%.

Basis of accounting
Management of the Company prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

Fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial position (including cash, receivables,

Note 1 – Basis of presentation (continued)

payables and accrued expenses) approximates their carrying value, due to their short-term nature and the receipt of interest on certain cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Income taxes

The Company records deferred tax assets and liabilities for future estimated income tax reductions and increases, respectively, based on the temporary timing difference between assets and liabilities reported for financial statement and income tax purposes.

As of December 31, 2007 and 2006, the Company had a deferred tax asset that it fully offset by a valuation allowance. The Company reduces any deferred tax assets by a valuation allowance of any amount less likely than not to be recoverable. The deferred tax asset resulted from cumulative net operating loss carry forwards totaling approximately $233,000 and $310,000, respectively. The carry forwards expire variously from 2020 to 2025. In addition, Internal Revenue Code (IRC) Section 382 provides for an annual limitation on the use of the carry forwards upon an ownership change, as provided therein.

On April 30, 2007, an ownership change occurred, triggering IRC Section 382. Beginning with the year ending December 31, 2008, the IRC Section 382 will limit the ability of the Company to use cumulative net operating loss carry forwards to approximately $63,000 per year.

Income tax expense reported herein consists of current income taxes adjusted for the change in deferred assets, liabilities and valuation allowances.

Note 3 – Related parties

The majority shareholder of the Company owns a 50% interest in Aquillian Investments, LLC (LLC). During the year ended December 31, 2007, the LLC provided certain research services to the Company totaling $370,000. In addition, the Company paid the LLC for rent and certain administrative services totaling $12,000 and $18,000, respectively.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (Rule). The Rule requires the maintenance of minimum net capital, as defined, equivalent to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, plus 1% of exempt liabilities, and a ratio of aggregate indebtedness to net capital of less than 15:1.

As of December 31, 2007, the Company had net capital of $33,101, which exceeded the minimum requirement of $21,329 by $11,772, and a ratio of aggregate indebtedness to net capital of 9.63:1, which was less than the maximum allowable.

As of December 31, 2006, the Company had net capital of $13,645, which exceeded the minimum requirement of $5,000 by $8,645, and a ratio of aggregate indebtedness to net capital of 3.13:1, which was less than the maximum allowable.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Growth Capital Services, Inc.
(formerly Aquillian Investments, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2007

Balance, December 31, 2006	$–
Increase (decrease)	–
Balance, December 31, 2007	$–

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Aggregate indebtedness	
Total liabilities	$327,501
Exempt liabilities	8,894
Aggregate indebtedness	$318,607
Net capital	
Stockholders' equity	$146,234
Deductions	
Commissions receivable	107,877
Prepaid expenses	4,640
Property and equipment, net	616
Total deductions	113,133
Net capital	33,101
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6⅔% of aggregate indebtedness plus 1% of exempt liabilities or $5,000	21,329
Excess net capital	$ 11,772
Excess net capital at 1,000% of aggregate indebtedness	$ 1,240
Aggregate indebtedness to net capital ratio	9.63:1

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2007

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$239,714
Audit adjustments	(206,613)
Net capital, as adjusted	$ 33,101
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ –
Audit adjustments	318,607
Aggregate indebtedness, as adjusted	$318,607

Net capital audit adjustments total as follows:

Additions	
Correct a duplicated deduction on the FOCUS Report	$ 96,877
Rounding	(2)
Total additions	96,875
Deductions	
Accrue commissions payable	8,894
Accrue professional fees and other	8,250
Accrue payable to a related entity for funds used to repurchase stock of the Company	10,000
Accrue payable to a related entity for research fees	270,000
Accrue federal and state income taxes payable	6,344
Total deductions	303,488
Total net capital audit adjustments	($206,613)

Growth Capital Services, Inc.
(formerly Aquilian Investments, Inc.)
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2007

Aggregate indebtedness adjustments total as follows:

Additions	
Reclassify exempted liabilities on the FOCUS Report	$ 24,013
Accrue professional fees and other	8,250
Accrue payable to a related entity for funds used to repurchase stock of the Company	10,000
Accrue payable to a related entity for research fees	270,000
Accrue federal and state income taxes payable	6,344
Total additions	318,607
Total aggregate indebtedness audit adjustments	$318,607

Growth Capital Services, Inc.
(formerly Aquillian Investments, Inc.)
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Growth Capital Services, Inc.
(formerly Aquillian Investments, Inc.)
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Report of Independent Auditors on Internal Accounting Control Required under Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholders
Growth Capital Services, Inc (formerly Aquillian Investments, Inc.)

In planning and performing our audit of the financial statements of Growth Capital Services, Inc. (formerly Aquillian Investments, Inc.) (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects

indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2007, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
February 15, 2008

END